EXHIBIT 8

Board of Directors

The Colonial BancGroup, Inc.

100 Colonial Bank Boulevard

Montgomery, AL 36117

October 4, 2007

Circular 230 Disclaimer

To ensure compliance with Treasury Department Circular 230, we inform you that this document was not intended or written to be used, and it cannot be used by any taxpayer (including, but not limited to Colonial BancGroup, Inc. and Citrus & Chemical Bancorporation, Inc.), for the purpose of avoiding US tax penalties that may be imposed on the taxpayer. This document is being issued in connection with the promotion or marketing (within the meaning of Circular 230) by Colonial BancGroup, Inc. and Citrus & Chemical Bancorporation, Inc. to persons other than Colonial BancGroup, Inc. and Citrus & Chemical Bancorporation, Inc. of the transaction addressed in it. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor, not associated with the transaction.

Ladies and Gentlemen:

You have requested the opinion (the “Opinion”) of PricewaterhouseCoopers LLP (the “Firm”) as to whether the contemplated merger of Citrus & Chemical Bancorporation, Inc. (“C&C”), a Florida corporation, with and into The Colonial BancGroup, Inc. (“Colonial BancGroup”), a Delaware corporation, with Colonial BancGroup surviving the merger (the “Merger”), pursuant to the Agreement and Plan of Merger dated July 17, 2007 (the “Agreement”), by and between C&C and Colonial BancGroup would constitute a reorganization pursuant to Section 368.1

For ease of review, we have arranged this letter as follows:

•	Paragraph I of this letter contains the facts supporting this Opinion;

•	Paragraph II contains the representations upon which we relied in issuing this Opinion;

•	Paragraph III of this letter states the issues subject to this Opinion;

•	Paragraph IV states the Opinion;

•	Paragraph V contains the applicable law and the analysis;

•	Paragraph VI contains qualifications of, and limitations on, the Opinion.

[1]

Unless otherwise indicated, all capitalized terms used herein, and not otherwise defined, have the meaning ascribed to them in the Agreement. All “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”), and to the proposed, temporary and final Treasury Regulations promulgated thereunder (the “Regulations”).

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October 4, 2007

I.	FACTS

A.	Background

1.	The Colonial BancGroup, Inc.

Colonial BancGroup is a publicly traded (New York Stock Exchange (“NYSE”) symbol CNB) bank holding company with a wholly-owned subsidiary, Colonial Bank, N.A. Colonial Bank, N.A. currently operates in Alabama, Florida, Georgia, Nevada, and Texas.

2.	Citrus & Chemical Bancorporation, Inc.

C&C is a privately-held bank holding company with a wholly owned subsidiary, Citrus & Chemical Bank (the “Bank”), with its principal office in Bartow, Florida.

B.	The Merger

Contingent upon shareholder approval, pursuant to the Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”) and the Delaware General Corporation Law (the “DGCL”) C&C will merge with and into Colonial BancGroup (the “Merger”) on the effective date (the “Effective Date”). Upon the Merger, C&C will cease to exist and Colonial BancGroup will continue as the surviving corporation, carrying on the historic business operations of C&C and Colonial BancGroup (“Resulting Corporation”). All rights, franchises and interests of C&C and Colonial BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer.

At the Effective Time and subject to sections 3.1(a)(ii), 3.1(a)(iii), 3.1(a)(iv) and 3.3 of the Agreement, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation's shareholders ("Acquired Corporation Stock"), shall be converted into the right to receive shares of BancGroup Common Stock and/or cash (the "Merger Consideration") as specified below. Each outstanding share of Acquired Corporation Stock at the Effective Time shall be converted into the right to receive either (A) 1.57 shares (subject to section 3.3 of the Agreement) of BancGroup Common Stock or (B) $39.02 in cash in accordance with sections 3.1(a)(ii), (iii) and (iv) of this Agreement.

A holder of C&C stock may, prior to the Shareholders Meeting, file a written election form (an "Election Form") with C&C specifying whether such holder prefers to have the Merger Consideration paid to such holder in shares of BancGroup Common Stock only, cash only, or any proportion of cash and whole shares of BancGroup Common Stock that such holder desires to receive, subject to the aggregate limitation on cash and share consideration. The C&C common shares will then be cancelled. The aggregate amount of cash to be distributed in the Merger shall be the amount of 50% of the number of shares of outstanding C&C stock at the time of the Closing times $39.02. The aggregate number of shares of Colonial BancGroup stock to be distributed shall be 50% of the number of shares of C&C at the time of the Closing times 1.57. If necessary, the amount of the Cash Consideration and Stock Consideration shall be adjusted as described in Section 3.1(a)(iii) of the Agreement to achieve the above results. If a C&C shareholder does not submit an Election Form, then such holder shall be deemed to have elected to receive $19.51 in cash and 0.785 shares of BancGroup Common Stock for each share of C&C Stock as his or her portion of the Merger Consideration. Interest will not be paid on any cash to be paid as part of the Merger Consideration.

No fractional shares of Colonial BancGroup common stock shall be issued, and each holder of shares of C&C stock having a fractional interest arising upon the conversion of such shares into shares of Colonial BancGroup

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stock shall, at the time of the surrender of the certificates previously representing C&C stock, be paid by Colonial BancGroup an amount in cash equal $24.85 per share.

If, prior to the Effective Time, Colonial BancGroup common stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of Colonial BancGroup common stock, an appropriate and proportionate adjustment will be made in the number of shares of Colonial BancGroup common stock into which the C&C common stock will be converted in the Merger.

As of the closing, any unvested options to purchase C&C stock shall become vested and exercisable. All outstanding C&C options shall be exercised at the Effective Time through a cashless exercise with such exercised stock being exchanged for cash payable on or within five (5) business days after the Effective Time as described in Section 3.1(c) of the Agreement.

Pursuant to the Agreement, C&C shareholders that do not wish to participate in the Merger are entitled to certain rights provided under the FBCA. Under the FBCA, dissenters generally would be entitled to consideration other than an equity interest in Colonial BancGroup in an amount equal to the fair value of their interest in C&C before the merger. Any C&C shareholder that perfects their rights as a dissenting shareholder under the FBCA will be compensated as such by Colonial BancGroup.

C.	Business Purpose

The Merger is intended to allow Colonial BancGroup to expand its banking operations in C&C's market area. The board of directors of Colonial BancGroup believes that the combination with C&C is consistent with Colonial BancGroup’s current expansion strategy.

II.	REPRESENTATIONS

For purposes of the Opinion set forth below, we have read and relied upon the copies or originals, certified or otherwise identified, of the following documents, including all schedules and exhibits attached thereto: (i) the Agreement; (ii) the Proxy Statement/Prospectus prepared by Colonial BancGroup and C&C in connection with the Merger and filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended; and (iii) factual representations from officers of both Colonial BancGroup and C&C provided in connection with the Merger as follows:

A.	Colonial BancGroup

1.	The facts, representations and covenants relating to the contemplated Merger and related transactions that are set forth in the Agreement, to the extent that such facts, representations, and covenants relate to Colonial BancGroup, are true and correct in all material respects. The Merger will be consummated in compliance with the material terms of the Agreement and as described in the Proxy Statement.

2.	The fair market value of the Colonial BancGroup stock and other consideration received by each C&C shareholder will be approximately equal to the fair market value of the C&C stock surrendered in the Merger.

3.	The Merger will be undertaken for good and valid business purposes including expansion of banking operations.

4.	Neither Colonial BancGroup, nor any entity “related” to Colonial BancGroup (as determined under the rules of Sections 1.368-1(e)(3), (4) and (5)), has acquired in contemplation of the Merger or will acquire in contemplation of the Merger C&C capital stock.

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5.	Colonial BancGroup and any entity “related” to Colonial BancGroup (as determined under the rules of Sections 1.368-1(e)(3), (4) and (5)) have no plan or intention to reacquire, redeem or repurchase any of its stock issued or furnished in the Merger.

6.	Consideration other than Colonial BancGroup common stock (including cash in lieu of fractional shares of Colonial BancGroup common stock) will represent no more than sixty (60) percent of the total consideration paid to the C&C shareholders pursuant to the Merger (amount includes cash to be paid to holders of C&C stock options).

7.	Colonial BancGroup has no plan or intention to sell or otherwise dispose of any of the assets of C&C or the Bank acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(c).

8.	Following the Merger, Colonial BancGroup will continue the historic business of C&C or use a significant portion of C&C's historic business assets in a business.

9.	Each of the parties to the Merger will pay its own expenses, if any, incurred in connection with the Merger. Colonial BancGroup (or any corporation related to Colonial BancGroup) has not agreed to assume, nor will it assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of any holder of C&C stock as consideration for C&C common stock in connection with or as part of the Merger or any related transaction.

10.	There is no intercorporate indebtedness existing between Colonial BancGroup and C&C that was issued, acquired, or will be settled at or prior to the Effective Date at a discount.

11.	No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv).

12.	Neither Colonial BancGroup nor C&C is under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A).

13.	At the time of the Merger, the fair market value of the assets of C&C transferred to Colonial BancGroup will equal or exceed the sum of the liabilities assumed by Colonial BancGroup in the Merger, plus the liabilities, if any, to which C&C's assets are subject.

14.	The Merger will be effectuated in accordance with Delaware law and to the extent applicable, Florida law, as in effect at the Effective Date.

15.	At all times relevant to the Merger, Colonial BancGroup was and is a duly formed corporation in good standing under Delaware law.

16.	Colonial BancGroup will report the Merger on its U.S. federal income tax returns in a manner consistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) and will comply with all reporting obligations with respect to the Merger as set forth in the Code and the Treasury Regulations promulgated thereunder.

17.	The payment of cash in lieu of fractional shares of Colonial BancGroup common stock is solely for the purpose of avoiding the expense and inconvenience to Colonial BancGroup of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the C&C shareholders instead of issuing fractional shares of Colonial BancGroup common stock will not exceed one percent of the total consideration that will be issued in the transaction to the C&C shareholders. The fractional share interests of each shareholder will be aggregated and no shareholder will receive cash in an amount greater than the value of one full share of Colonial BancGroup common stock.

18.	The liabilities of C&C assumed by Colonial BancGroup and the liabilities to which the transferred assets of C&C are subject were incurred by C&C in the ordinary course of its business.

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19.	Colonial BancGroup will not, directly or indirectly, provide any consideration (other than Colonial BancGroup common stock) to which dissenting shareholders may be entitled under the Florida Business Corporation Act.

Citrus & Chemical Bancorporation, Inc.

20.	The facts, representations and covenants relating to the contemplated Merger and related transactions that are set forth in the Agreement, to the extent that such facts, representations, and covenants relate to C&C, are true and correct in all material respects. The Merger will be consummated in compliance with the material terms of the Agreement and as described in the Proxy Statement.

21.	The fair market value of the Colonial BancGroup stock and other consideration received by each C&C shareholder will be approximately equal to the fair market value of the C&C stock surrendered in the Merger.

22.	The Merger will be undertaken for good and valid business purposes including expansion of banking operations.

23.	Neither Colonial BancGroup, nor any entity “related” to Colonial BancGroup (as determined under the rules of Sections 1.368-1(e)(3), (4) and (5)), has acquired in contemplation of the Merger or will acquire in contemplation of the Merger C&C capital stock.

24.	Consideration other than Colonial BancGroup common stock (including cash in lieu of fractional shares of Colonial BancGroup common stock) will represent no more than sixty (60) percent of the total consideration paid to the C&C shareholders pursuant to the Merger (amount includes cash to be paid to holders of C&C stock options).

25.	Each of the parties to the Merger will pay its own expenses, if any, incurred in connection with the Merger. Colonial BancGroup (or any corporation related to Colonial BancGroup) has not agreed to assume, nor will it assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of any holder of C&C stock as consideration for C&C common stock in connection with or as part of the Merger or any related transaction.

26.	There is no intercorporate indebtedness existing between Colonial BancGroup and C&C that was issued, acquired, or will be settled at or prior to the Effective Date a discount.

27.	No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv).

28.	Neither Colonial BancGroup nor C&C is under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A).

29.	At the time of the Merger, the fair market value of the assets of C&C transferred to Colonial BancGroup will equal or exceed the sum of the liabilities assumed by Colonial BancGroup in the Merger, plus the liabilities, if any, to which C&C's assets are subject.

30.	The Merger will be effectuated in accordance with Delaware law and to the extent applicable, Florida law, as in effect at the Effective Date.

31.	At all times relevant to the Merger, C&C was and is a duly formed corporation in good standing under Florida law.

32.	C&C will report the Merger on its U.S. federal income tax returns in a manner consistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) and will comply with all reporting obligations with respect to the Merger as set forth in the Code and the Treasury Regulations promulgated thereunder.

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33.	The liabilities of C&C assumed by Colonial BancGroup and the liabilities to which the transferred assets of C&C are subject were incurred by C&C in the ordinary course of its business.

34.	All considerations (other than Colonial BancGroup common stock) to which dissenting shareholders may be entitled under the Florida Business Corporation Act will be paid by C&C

III.	ISSUES

1.	Whether the Merger, would constitute a transaction within the provisions of Section 368(a).

2.	Whether the shareholders of C&C would recognize gain or loss in the Merger.

IV.	OPINION

Based on our review and subject to: (1) the facts as set forth in paragraph I above, (2) representations as set forth in paragraph II above, (3) the qualifications to, and limitations on, the validity and effectiveness of the Opinion expressed in paragraph VI below, the Firm has the following opinion:

The Merger will constitute a reorganization within the provisions of Section 368(a)(1)(A).

As such, the following federal income tax consequences will result to C&C stockholders who exchange their shares of C&C common stock for shares of Colonial BancGroup common stock:

1.	No gain or loss will be recognized by Colonial BancGroup or C&C as a result of the Merger;

2.	The C&C stockholders will not recognize any gain related to Colonial BancGroup common stock received in exchange for their shares of C&C common stock. The C&C stockholders will recognize gain with respect to the cash payment received in the Merger for their shares of C&C common stock. This gain will be characterized as capital gain, provided that such stock is held as a capital asset in the hands of the C&C stockholder on the date of the Merger under Section 1223(1);

3.	The tax basis of the Colonial BancGroup common stock received by each C&C stockholder will equal the tax basis of such stockholder’s C&C shares surrendered in the Merger, (a) decreased by (1) the amount of cash received by such C&C stockholder in the Merger, and (b) increased by (1) the amount, if any, which was treated as a dividend and (2) the amount of gain, if any, recognized by the stockholder on the receipt of such other consideration.

4.	The holding period of the Colonial BancGroup common stock received by the C&C stockholders will include the holding period during which the C&C common stock held at the time of the Merger was held, provided that such stock was held as a capital asset in the hands of the C&C stockholders on the date of the Merger under Section 1223(1); and

5.	The cash received by a C&C stockholder in lieu of a fractional share interest of Colonial BancGroup common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Colonial BancGroup stock which he or she would otherwise be entitled to receive and will qualify for capital gain or loss treatment, provided that such stock is held as a capital asset in the hands of the C&C stockholder on the date of the Merger under Section 1223(1).

V.	LAW AND ANALYSIS

A.	Treatment as a Reorganization Under Section 368(a)(1)(A)

Section 368(a)(1)(A) provides that the term “reorganization” means a statutory merger or consolidation. Section 1.368-2(b)(1)(ii) provides that a statutory merger or consolidation is a transaction effected pursuant to the statute or statutes necessary to effect the merger or consolidation, in which transaction, as a result of the

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operation of such statute or statutes, and at the effective time of the transaction, all of the assets and liabilities of one corporation become the assets and liabilities of another corporation, and the separate legal existence of the target corporation ceases for all purposes.

Pursuant to the Agreement, in the Merger, C&C will merge with and into Colonial BancGroup pursuant to the Delaware General Corporate Law and Florida Business Corporation Act. As a result of the Merger, C&C will cease to exist and Colonial BancGroup will survive. In the Merger, all assets and liabilities of C&C will be transferred to Colonial BancGroup. As such, the Merger will satisfy the requirements of Sections 368(a)(1)(A) and 1.368-2(b)(1)(ii).

B.	Additional Requirements

In addition to the requirements discussed above, Sections 1.368-1(b) and 1.368-2(g) provide that the following requirements must be met for a transaction to qualify as a reorganization within the meaning of Section 368:

•	“continuity of interest” in the new enterprise on the part of the persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization must be present;

•	“continuity of business enterprise” must exist;

•	the transaction must have a valid business purpose; and,

•	the transaction must be pursuant to a plan of reorganization.

1.	The Continuity of Interest Requirement

In general, the continuity of interest test requires the owners of the reorganized entity to receive and retain a meaningful equity ownership in the surviving entity. Section 1.368-1(e) provides that the continuity of interest requirement is satisfied if a substantial part of the value of the proprietary interest in the target corporation is preserved in the reorganization. While the Treasury Regulations do not define the quantum of proprietary interest that constitutes a “substantial part,” Section 1.368-1(2)(2)(v) example 1 provides that the receipt of 40 percent pf acquiring stock and 60 percent cash by the target shareholders would preserve a substantial part of the value of the proprietary interest in the target corporation and therefore satisfies the continuity of interest test requirement.

In the Merger, C&C shareholders, in aggregate, will receive stock of Colonial BancGroup in exchange for 50 percent of their C&C stock and will receive cash in exchange for their remaining 50 percent of C&C stock. Therefore, the shareholders of C&C (other than option holders who exercise their options and receive cash) will receive equity in Colonial BancGroup representing at least 50 percent of the total consideration paid to the shareholders of C&C with respect to their C&C stock. In addition, holders of C&C options may exercise their C&C options in a cashless exercise. Even if this cash payment for the options is considered part of the merger consideration, the aggregate cash consideration will be less than 60 percent of the total merger consideration.

Additionally, Colonial BancGroup has represented that there is no existing plan or intention by Colonial BancGroup, or any person related to Colonial BancGroup (as defined in Section 1.368-1(e)(3)), to acquire or redeem any of the stock of Colonial BancGroup issued in the Merger either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions in the ordinary course of Colonial BancGroup business. Based upon the above, the continuity of interest requirement will be satisfied.

2.	The Continuity of Business Enterprise Requirement

Section 1.368-1(b) provides that a continuity of business enterprise (as described in Section 1.368-1(d)) is a prerequisite to a reorganization. Section 1.368-1(d) provides that continuity of business enterprise is satisfied if the acquiring corporation either continues the acquired corporation’s historic business, or uses a significant portion of the acquired corporation’s historic business assets in a business.

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Colonial BancGroup has represented that following the Merger, Colonial BancGroup will continue the C&C's historic business, or use a significant portion of the C&C's business assets in a business and has no plan or intention to sell, otherwise dispose of, or lose control of any of C&C's assets acquired in the Merger, except for dispositions in the ordinary course of business. Based on such representations, the continuity of business enterprise requirement will be satisfied.

3.	The Business Purpose Requirement

Section 1.368-2(g) provides that a reorganization must be undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization.

Colonial BancGroup and C&C have represented that the Merger is undertaken for good and valid business purpose. As stated above, Colonial BancGroup specializes in banking operations. Thus, the acquisition of C&C's banking operations will provide significant synergies to the combined business, such as corporate offices and branches. The Merger will allow Colonial BancGroup to expand its banking operations in C&C's market area. Colonial BancGroup currently operates a commercial bank with 192 branches in Florida and the management of Colonial BancGroup believes that the combination with C&C is consistent with its current market expansion and business strategy.

Based upon the foregoing, the business reasons for the Merger will constitute a valid business purpose. Based on such representations, the business purpose requirement will be satisfied.

4.	The Plan of Reorganization Requirement.

Generally, there must be a plan of reorganization in order for an acquisition to qualify as reorganization under Section 368(a).2 The plan need not be represented by a formal writing, as long as it can be inferred from all the facts and circumstances.3

The Agreement will satisfy the requirement that the transaction be completed pursuant to a plan of reorganization.

C.	Other Statutory Provisions

1.	Section 354

Section 354(a)(1) provides that no gain or loss is recognized if stock in a corporation which is a party to a reorganization is, in pursuance of the plan of reorganization, exchanged solely for stock in such corporation or in another corporation which is a party to the reorganization. Section 368(b) defines the term “a party to a reorganization” to include a corporation resulting from a reorganization or both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. Thus, C&C shareholders will recognize no gain or loss on the exchange of their C&C stock for the stock of Colonial BancGroup.

[2]	Treas. Reg. Section 1.368-2(g).
[3]

William H. Redfield v. Comm’r, 34 B.T.A. 967 (1936). See also Priv. Ltr. Rul. 9708001 (Oct. 14, 1996) (ruling held that a merger agreement and option agreement described a series of related steps that were all part of the purchasing shareholder’s plan to obtain target’s business and constituted a plan of reorganization).

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2.	Section 361

Section 361(a) provides that no gain or loss shall be recognized to a transferor corporation which is a party to a reorganization on any exchange pursuant to the plan or reorganization solely for stock or securities in another corporation a party to the reorganization. Therefore, C&C will not recognize gain or loss upon the transfer of its assets to Colonial BancGroup in exchange for the stock of Colonial BancGroup and cash.

3.	Section 358

Section 358(a)(1) provides that in the case of an exchange to which Section 354 applies, the basis of the property permitted to be received without the recognition of gain or loss is the same as that of the property exchanged. Thus, the basis of Colonial BancGroup stock to be received by the shareholders of C&C will be, in each instance, the same as the basis of their stock surrendered in exchange, decreased by the amount of cash received, if any, and increased by the amount of gain, if any, recognized in the exchange.

4.	Section 362

Section 362(b) provides that if property is acquired by a corporation in connection with a reorganization, then the basis of such property is the same as it was in the hands of the transferor. Therefore, the basis of the assets of C&C in the hands of Colonial BancGroup will, in each case, be the same as the basis of those assets in the hands of C&C immediately prior to the Merger.

5.	Section 1032

Section 1032(a) provides that no gain or loss is recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation. Thus, no gain or loss will be recognized by Colonial BancGroup on receipt of the C&C assets in exchange for Colonial BancGroup stock, cash and the assumption by Colonial BancGroup of the liabilities of C&C.

6.	Section 1223

Section 1223(1) states that in determining the period for which a taxpayer has held property received in an exchange, the period for which the taxpayer held the property exchanged is included if the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in the taxpayer’s hands as the property exchanged, and the property exchanged constitutes a capital asset at the time of the exchange.

Section 1223(2) provides that in determining a taxpayer’s holding period for property, there is included the period for which such property was held by another person, if such property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in the taxpayer’s hands as it had in the hands of such other person.

Therefore, (i) the holding period of the Colonial BancGroup stock to be received by the shareholders of C&C stock in the transaction will include, in each instance, the period during which the C&C stock surrendered in exchange is held as a capital asset on the date of the surrender, and (ii) the holding period of the assets of C&C in the hands of Colonial BancGroup will, in each case, include the period for which such assets were held by C&C.

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VI.	CAVEATS AND LIMITATIONS

The Opinion of the Firm expressed in paragraph III above is subject to the following qualifications to, and limitations on, its validity and effectiveness:

1.	This Opinion is limited to the tax issues specifically addressed in the Opinion. Additional issues exist that could affect the tax treatment of the transaction or matter that is the subject of this Opinion and the Opinion does not consider or provide a conclusion with respect to any additional issues.

2.	The conclusions reached in this Opinion represent and are based upon the Firm’s best judgement regarding the application of the U.S. federal income tax laws arising under the Internal Revenue Code, judicial decisions, administrative regulations, published rulings and other tax authorities existing as of the date of this Opinion. This Opinion is not binding upon the Internal Revenue Service or the courts and there is no guarantee that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein.

3.	The Opinion set forth in paragraph III above is based upon the Internal Revenue Code and its legislative history, Treasury Regulations, judicial decisions, and current administrative rulings and practices of the IRS, all as in effect on the date of this Opinion letter. These authorities may be amended or revoked at any time. Any changes may or may not be retroactive with respect to the transactions entered into or contemplated prior to the date thereof and could cause the Opinion to be or become incorrect, in whole or in part, with respect to the U.S. federal income tax consequences described herein. The Firm has assumed that all court cases have been properly litigated. There is and can be no assurance that such legislative, judicial or administrative changes will not occur in the future. The Firm assumes no obligation to update or modify this Opinion letter to reflect any developments that may impact the Opinion from and after the date of the Opinion letter.

4.	This Opinion does not address any federal tax consequences of the transactions set forth herein, or transactions related or proximate to such transactions, except as set forth herein. This Opinion does not address any state, local, foreign, or other tax consequences that may result from any of the transactions. This Opinion is addressed solely to C&C and Colonial BancGroup and may not be relied upon by any other party to this transaction or in any other transaction without our prior written consent.

5.	This Opinion is based upon the representations, documents, facts, and assumptions that have been included or referenced herein and the assumptions that such information is accurate, true, and authentic. This Opinion does not address any transactions other than those described herein. This Opinion does not address any transactions whatsoever if all the transactions described herein are not consummated as described herein without waiver or breach of any material provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the facts or assumptions is incorrect, in whole or in part, the conclusions reached in this Opinion might be adversely affected.

Very Truly Yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP